Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

Lincoln Partners Group Royalty Fund

If You Do Not Want to Sell Your Shares at This Time, Please Disregard This Notice. This Is Solely Notification of the Fund’s Tender Offer.

July 31, 2026

Dear Shareholder:

We are writing to inform you of important dates relating to the tender offer by Lincoln Partners Group Royalty Fund (the “Fund”). The Fund generally gives shareholders the opportunity to tender shares for repurchase on a quarterly basis since shares are not generally redeemable for cash or traded on a stock exchange. Shares may be tendered for repurchase during one of the Fund’s quarterly repurchase offers. If you are not interested in tendering any of your shares at this time, please disregard this notice and take no action.

The tender offer period will begin on July 31, 2026 and end on August 31, 2026 (at 5:00 P.M. ET). Tenders of Shares may be withdrawn until August 31, 2026 (5:00 P.M., ET).

Should you wish to tender any of your shares for purchase by the Fund, please complete and return the enclosed Letter of Transmittal by no later than August 31, 2026. If you do not wish to sell your shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of shares must be received by the Fund by mail in good order no later than August 31, 2026.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at (855) 456-0067, Monday through Friday (except holidays), from 8:00 a.m. to 6:00 p.m., Eastern time.

Special Note for Shareholders Invested Through Traditional IRAs and Similar Accounts*
Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all shareholders. Please plan accordingly.
* Lincoln Financial Investments Corporation does not render advice on tax and tax accounting matters to clients. This material is not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

Sincerely,

Lincoln Partners Group Royalty Fund

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